

June 29, 2022   TSX | NYSE | LSE: WPM
Vancouver, British Columbia

WHEATON PRECIOUS METALS RECOGNIZED IN CORPORATE KNIGHTS' 2022 LIST OF THE BEST 50 CORPORATE CITIZENS IN CANADA

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that it has been named to the Corporate Knights' 2022 list of the Best 50 Corporate Citizens in Canada.

"At Wheaton, sustainability is ingrained in every aspect of our business, including the high expectations and standards we set for ourselves and our partners," said Randy Smallwood, Wheaton's President and Chief Executive Officer. "We are honoured that our ESG efforts have been recognized in this year's list of the Best 50 Corporate Citizens in Canada."

Corporate Knights, a Canadian media and research company has been producing global corporate and fund rankings for 20 years. Selected from a pool of 332 Canadian companies, including all those with revenues over $1 billion – each evaluated on a set of 24 environmental, social and governance indicators, relative to their industry peers and using publicly available information – the Best 50 Corporate Citizens sets the standard for sustainability leadership in Canada.

Within the overall Asset Management peer group, Wheaton ranked third among 207 global companies and within the GICS Industry of Metals and Mining, Wheaton finished ninth among 304 global companies.

Wheaton recently published its third annual Sustainability Report highlighting the Company's Environmental, Social and Governance (ESG) performance and continued leadership. The report is available for download here.

For further information, please contact:

Patrick Drouin
Senior Vice President, Sustainability and Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com